

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

James J. Dolan
Chief Executive Officer
GPAQ Acquisition Holdings, Inc.
780 Fifth Avenue South
Naples, FL 34102

> **Re:** **GPAQ Acquisition Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.7, 10.8, 10.9, 10.10, 10.11, 10.13, 10.18**
> **Filed January 23, 2020**
> **File No. 333-234655**

Dear Mr. Dolan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance